EXHIBIT 99.2

CANADIAN NATIONAL RAILWAY COMPANY

U.S. EMPLOYEE SHARE INVESTMENT PLAN

Effective as of September 1, 1997

Amended as of November 9, 1998

Amended and restated as of July 1, 1999

Amended as of January 1, 2000

Amended as of January 1, 2001

Amended and restated as of January 1, 2003

Amended and restated as of January 1, 2005

Certified true copy
as filed with the corporate records
of Canadian National Railway Company

Per: Les P. Dakens
Senior Vice-President, People

CANADIAN NATIONAL RAILWAY COMPANY
U.S. EMPLOYEE SHARE INVESTMENT PLAN
(effective September 1, 1997, amended November 9, 1998
amended and restated July 1, 1999,
amended January 1, 2000
and amended January 1, 2001, amended and restated January 1, 2003 and amended and restated January 1, 2005)

1.	PURPOSE

The purpose of this Plan is to provide Employees with an opportunity to participate in the ownership of the Company on an ongoing basis through purchases of Shares.  The Plan was originally established effective September 1, 1997 and the Shares were registered pursuant to a registration statement (Form S-8) filed with the Securities and Exchange Commission on August 29, 1997.  The Plan was amended and restated, effective on July 1, 1999, in order to reflect changes brought about as a consequence of the acquisition of Illinois Central Corporation and was amended and restated effective January 1, 2001 in order to make certain modifications deemed desirable by the Company and to allow for certain lump sum Participant Contributions, and amended and restated effective January 1, 2003 in order to increase maximum Participant Contribution from 6% to 10%, allow for the immediate vesting of shares acquired with Employer Contributions and reduce the restriction period on shares acquired with Participant Contributions from two to one year.  It is now amended and restated effective January 1, 2005 to allow for Employer Contributions to be made simultaneously with Participant Contributions, to remove the limitation on the lump sum Participant Contributions and to permit Participants to sell or withdraw shares in the Plan at any time and remain eligible for Employer Contributions.  The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended.  The total number of Shares subject to purchase and distribution under this Plan is one million eight hundred thousand (1,800,000).

2.	DEFINITIONS

As used in the Plan, including section 1:

“Administrator” means Computershare Trust Company of Canada (successor to Montreal Trust the initial Administrator) and any such other administrator as may from time to time be appointed by the Company.

“Affiliate” means any affiliate of the Company designated by the Company for the purposes of the Plan.  The affiliates so designated as of July 1, 1999, January 1, 2000, and January 1, 2005 are enumerated in Schedule A attached at the end hereof.

“Asset Fund” means the assets of the Plan held by the Administrator, consisting of the Participant Contributions, the Employer Contributions, the Shares, and the income derived therefrom, the whole as more fully set out at paragraph 7.1.

“Board” means the board of directors of the Company.

“Business Day” means a day on which chartered banks are open for business in Montreal.

“Committee” means the Human Resources and Compensation Committee of the Board or such other committee as may be designated by the Board, except that where a particular action is required to be taken by the Board by virtue of any legislation, bylaws of the Company, or otherwise, the relevant references to the Committee shall be deemed to be references to the Board.

“Company” means Canadian National Railway Company and any successor corporation and any reference herein to any action to be taken by the Company means action by or under the authority of the Board.

“Employee” means a regular full-time or part-time United States resident employee of the Company or of an Affiliate who has been assigned a Personal Identification Number, but does not include: (a) an inactive employee in respect of whom a decision to cease employment has been made; (b) an individual whose services have been engaged by the Company on a temporary basis and who is not eligible to participate in other benefit programs of the Company or an Affiliate; or (c) an employee who is represented by a bargaining agent which has not negotiated a collective bargaining agreement stipulating the eligibility of its members for the Plan.

“Employer Contributions” means contributions made to the Plan by the Company or by each Affiliate pursuant to section 6 or section 8.

“Enrollment/Modification Form” means the Enrollment/Modification Form in the form determined by the Committee.

“Participant” means an Employee who has enrolled in the Plan.

“Participant Contributions” and “Participant Excess Contributions” means contributions made to the Plan by a Participant pursuant to section 5.

“Pay Period” means the Participant’s pay period.

“Plan” means this Employee Share Investment Plan, as it may be amended from time to time.

“Plan Year” means any calendar year during which the Plan is in force.

“Retirement” means a cessation of employment entitling the Participant to receive an immediate pension benefit under his employer’s defined benefit pension plan, except in the case of a termination for cause (other than mental or physical incapacity) and further provided that if the Participant’s employer does not maintain a defined benefit pension plan, the Participant shall have retired if at the time of his cessation of employment any defined benefit pension plan of the Company or an Affiliate would have provided the Participant with an immediate pension benefit if he had been otherwise eligible to participate in such Company or Affiliate pension plan.

“Salary” means the gross base salary of the Employee for the relevant period, excluding overtime, bonuses, and other special or one-time payments received in that period.  Notwithstanding the foregoing, where the Employee works in train and engine road service, including performing spareboard relief for road service, “Salary” shall mean the target salary level determined by the Committee with respect to the Employee from time to time.

“Shares” means shares without nominal or par value of the common stock of the Company.

“Withdrawal/Termination Form” means the Withdrawal/Termination Form in the form determined by the Committee.

Unless the context otherwise requires, references to the masculine shall be deemed to include references to the feminine, and vice versa, and references to the singular shall be deemed to include references to the plural, and vice versa.

3.	REGULATORY APPROVAL

This Plan is subject to all necessary regulatory approvals.

4.	ELIGIBILITY

4.1.
Eligible Employees – Each Employee shall be eligible to participate in the Plan.  Employees may initially enroll in the Plan for any Pay Period following the later of September 1, 1997 or the effective date designated by the Company on which an affiliate of the Company with which an individual is employed becomes an Affiliate for purposes of the Plan.

4.2.
No Effect on Employment – The terms of employment of an Employee shall not be affected by his participation in the Plan.  Under no circumstances shall any person who is or has at any time been a Participant be able to claim from his employer or any related person any sum or other benefit to compensate him for loss of any rights or benefits under or in connection with this Plan or by reason of his participation herein.

4.3.
Enrollment/Modification Form – Each Employee may elect to participate in the Plan by completing and delivering to the Administrator the Enrollment/ Modification Form.  Delivery of a duly executed Enrollment/Modification Form shall constitute acceptance by the Employee of all the terms and conditions of the Plan and of any regulations adopted or to be adopted pursuant to paragraph 13.1.

5.	PARTICIPANT CONTRIBUTIONS

5.1.
Amount of Contributions – The Employee shall indicate the amount of Participant Contributions he wishes to make in the Enrollment/Modification Form.  Such amount of Participant Contributions must be equal to any whole percentage of the Participant’s Salary from 1 percent to 10 percent, or such lesser percentage as agreed with the certified bargaining unit to which the Participant belongs.  Any Participant Contributions, excluding any lump sum Participant Contributions pursuant to paragraph 5.5, above 6 percent of the Participant’s Salary shall be referred to as “Participant Excess Contributions”.

In the event that the Salary of a Participant varies at any time in the course of a Plan Year, the Participant Contributions of such Participant shall be automatically adjusted accordingly in order to remain equal to the selected percentage of the Participant’s Salary.

5.2.
Payroll Deductions – Each Participant shall make Participant Contributions to the Plan by regular scheduled payroll deductions at the end of each Pay Period, each payroll deduction being in an amount equal to the percentage of such Participant’s Salary for such Pay Period selected by the Participant on his

Enrollment/ Modification Form.  The Participant Contributions in any given Plan Year shall be made on the basis of the year of receipt of the Salary from which such ParticipantContributions are deducted.  Participant Contributions shall commence as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received by the Administrator.

5.3.
Modification of Contributions – A Participant may modify the amount of his Participant Contributions to the Plan up to four (4) times in any Plan Year, by completing and delivering to the Administrator an Enrollment/Modification Form.  Such modification shall take effect as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received, at which time the Participant Contributions shall be adjusted accordingly, provided such adjustment conforms with paragraph 5.1.

5.4.	No Retroactive Contributions – A Participant may not make retroactive Participant Contributions to the Plan, unless the Committee determines otherwise.

5.5.
No Lump Sum Contributions – A Participant may not make lump sum Participant Contributions to the Plan, unless the Committee determines otherwise.  A Participant may however at all times make lump sum Participant Contributions by way of special payroll deductions to the Plan of amounts, which the Participant receives under a Company or Affiliate Employee recognition program (excluding overtime, bonus or gain sharing payments), subject to maximum lump sum Participant Contributions as approved from time to time by the Senior Vice- President, People.

5.6.
Authorized Employer Paid Leave of Absence – A Participant on authorized employer paid leave of absence shall continue to make Participant Contributions through payroll deduction, as provided for in paragraph 5.2, unless such Participant has completed and delivered to the Administrator an Enrollment/ Modification Form stating that he wishes that his Participant Contributions be suspended during the period of such absence in which event paragraph 5.7 shall become applicable with the necessary changes.

5.7.
Lay-off: Unpaid Leave of Absence – In the case of lay-off or authorized unpaid leave of absence, and subject to paragraph 5.9, the Participant Contributions of the Participant shall be automatically suspended.  Such suspension shall apply until the Participant returns to work, in which case the Participant may resume his

Participant Contributions by completing and delivering to the Administrator an Enrollment/Modification Form.  Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

During any suspension of Participant Contributions by a Participant on lay-off or unpaid leave of absence, the Participant shall remain eligible for Employer Contributions, subject to section 6.

5.8.
Long-Term Disability – In the event that a Participant becomes disabled and entitled to benefits under a recognized long-term disability program, and subject to paragraph 5.9, the Participant Contributions of the Participant shall be automatically suspended.  Such suspension shall apply until the Participant returns to work, in which case the Participant may resume his Participant Contributions by completing and delivering to the Administrator an Enrollment/Modification Form.  Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

During any suspension of Participant Contributions by a Participant on long-term disability, the Participant shall remain eligible for Employer Contributions, subject to section 6.

5.9.
Continuing Contributions – Except for union representatives, a Participant to whom paragraph 5.7 or 5.8 applies may continue to contribute to the Plan via post-dated checks until the earlier of his return to work or the end of the Plan Year in which the event described in such paragraph occurs.  A union executive may continue to contribute to the Plan via post-dated checks until the earlier of his return to work or the end of his mandate as union executive representing employees of the Company.

5.10.
Voluntary Suspension of Contributions – A Participant may at any time, by completing and delivering to the Administrator an Enrollment/Modification Form, request that his Participant Contributions be suspended.  The Participant will have the option of resuming his Participant Contributions at any time by completing and delivering to the Administrator a new Enrollment/Modification Form.  Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the new Enrollment/Modification Form is received.  However, in the event of a second such suspension in the same Plan Year, the Participant shall not be allowed to resume making Participant Contributions until the later of the first Pay Period beginning six (6) months after such suspension commences and the first Pay Period of the following Plan Year.

During any suspension of Participant Contributions, the Participant shall remain eligible for Employer Contributions, subject to section 6.

5.11.
Remittance of Contributions – Participant Contributions withheld through payroll deduction by the Company and each Affiliate in each Pay Period shall be remitted by the Company and each Affiliate to the Administrator as soon as practicable but not later than the fifth Business Day following the date such withholding is effected.  Participant Contributions described in paragraph 5.9 shall be remitted by the Participant directly to the Administrator by way of post-dated check.

6.	EMPLOYER CONTRIBUTIONS

6.1.
Amounts to Be Contributed – As Participant Contributions are made by a Participant, the Company or the appropriate Affiliate shall concurrently remit to the Administrator for the benefit of such Participant the Employer Contribution.  Such Employer Contribution shall be equal to 35 percent of the amount of his Participant Contributions (excluding Participant Excess Contributions and lump sum Participant Contributions except as may otherwise be approved by the Senior Vice-President, People with respect to lump sum Participant Contributions made pursuant to paragraph 5.5) made during such applicable Pay Period.  For greater clarity, no Employer Contribution shall be made on the Participant Excess Contributions or the lump sum Participant Contributions, except as may otherwise be approved by the Senior Vice-President, People with respect to lump sum Participant Contributions made pursuant to paragraph 5.5.

For greater certainty, Participants will be entitled to sell or withdraw any Shares in the Plan at any time and remain eligible for the Employer Contribution.

7.	ASSET FUND; ALLOCATIONS TO PARTICIPANTS

7.1.
Assets of the Asset Fund – The Administrator shall receive from the Company or the appropriate Affiliate the Participant Contributions of all the Participants made in accordance with section 5 and the Employer Contributions made to the Plan in accordance with sections 6 and 8.  Participant Contributions, Employer Contributions, the Shares acquired therewith and the income thereon from the date of receipt by the Administrator shall constitute the Asset Fund of the Plan and shall be held, invested, managed, administered and dealt with by the Administrator pursuant to the terms of the Plan.

7.2.
Allocations to Participants – The Administrator shall maintain a separate account for each Participant.  The Administrator shall credit to the account of a Participant all Employer Contributions made for the benefit of the said Participant, all Participant Contributions made by such Participant, and all Shares acquired therewith.  The Administrator shall allocate either absolutely or contingently to each Participant all income received, capital gains realized, and capital losses sustained by the Asset Fund on his account at such time or times as the Administrator may determine, but in any event, at least annually.

8.	SALE AND WITHDRAWAL OF SHARES

8.1.
Right to Sell or Withdraw – Upon completion and delivery to the Administrator of a Withdrawal/Termination Form, a Participant may direct the Administrator to sell or withdraw some or all of the Shares in his account.  In the first case, the Administrator shall pay to the Participant an amount equal to the net proceeds of sale of those Shares which have been sold at the Participant’s direction.  In the second case, the Administrator shall transfer title and deliver to the Participant those Shares which have been withdrawn at the Participant’s direction.

8.2.
Termination – In the event that the employment of a Participant is terminated for any reason, including, without limitation, for cause, resignation, death, Retirement or involuntary termination without cause, the Participant’s participation in the Plan shall be terminated.  The Administrator shall either transfer and deliver to the Participant or sell all of the Shares in the Participant’s account or the legal representatives of the deceased Participant’s estate, at the option of the Participant or the legal representatives of the deceased Participant’s estate.  In the absence of any written instructions from the Participant and payment of associated fees, the Administrator shall sell sufficient Shares to cover such fees and transfer and deliver the remaining Shares to the Participant.  The transfer and delivery of the Shares or payment of the net proceeds of sale, as the case may be, shall be effected as soon as practicable, but in no event later than thirty (30) days from the date the Administrator receives notification of such termination.

8.3.
Tax Withholding Obligations – This section applies to any Participant whose wages are subject to tax withholding under the tax laws of the United States or any state within the United States.  The amount needed to cover statutory withholding taxes for income and other employment taxes which are attributable to Employer Contributions, related dividends, and any other wage income related to the Plan shall be deducted from the Participant’s other cash compensation paid by the Company or Affiliate which employs the Participant.  A Participant’s completion of the Enrollment/Modification Form shall be deemed consent to such withholding.

9.	INVESTMENTS

9.1.
Contributions to Be Invested Solely in Shares – All Participant Contributions and all Employer Contributions, as well as all income allocated to the accounts of the Participants, shall be invested solely in the acquisition of Shares.  Notwithstanding the foregoing, all Participant Contributions and Employer Contributions remitted to the Administrator and held by the Administrator more than 30 days prior to the acquisition of Shares therewith pursuant to paragraph 9.2 shall earn interest for the account of the Participants pursuant to such agreement as to the rate of interest to be credited as may be reached between the Company and the Administrator.

9.2.
Acquisition of Shares by Administrator – In the case of Participant Contributions, Shares shall be purchased by the Administrator as soon as reasonably practicable following receipt of the Participant Contributions by the Administrator, as determined by the Administrator.  In the case of Employer Contributions, Shares shall be purchased by the Administrator as soon as reasonably practicable following receipt of such Employer Contributions or any such longer period required by securities legislation, stock exchange rules, or other relevant rules.

9.3.
Purchases on the Open Market Only – The Administrator shall use the Participant Contributions and the Employer Contributions to purchase Shares only on the open market, either on or off a stock exchange.

9.4.
Registration of Shares – All the Shares purchased by the Administrator on behalf of a Participant pursuant to the provisions hereof shall be registered in the name of the Administrator, on behalf of such Participant.  Shares shall be held by the Administrator on behalf of the Participant.  However, all rights and privileges with respect to the Shares, including voting rights, shall be exercised by the Participant through the Administrator, and any dividends shall be credited to the Participant’s account.

9.5.
Dividends – All dividends paid on Shares held by the Administrator on a Participant’s behalf less any applicable withholding taxes shall be reinvested by the Administrator in the acquisition of additional Shares as soon as practicable, but in no event later than ten (10) days following payment of the dividends, which Shares shall be credited to the account of the Participant.

9.6.
Shareholder Information; Right to Vote – The Administrator shall forward to each Participant all the shareholder information, documentation and reports sent by the Company to its shareholders.  Prior to all shareholders’ meetings, the Administrator shall provide to the Participant a voting instruction card so that the Participant may indicate thereon his directions to the Administrator as to how he wishes the Administrator to vote on his behalf and the Participant shall return such voting instruction card to the Administrator.  Should the Participant fail to provide the Administrator with the voting instruction card, the Administrator shall refrain from voting the Shares credited to the account of the Participant.

9.7.
Discretion of Administrator – Notwithstanding paragraphs 9.2 and 9.5, the Administrator, in its discretion, may limit the daily volume of its purchases and sales of Shares or make such purchases and sales over several trading days to the extent that such action is deemed by it to be in the best interests of the Participants.  Should the purchase or sale of Shares by the Administrator in any given month pursuant hereto be at various prices, the Administrator shall establish an average purchase or sale price, as the case may be, applicable for each Share in the relevant month.

9.8.
Fractions of Shares – A Participant shall not be allowed in any circumstances to withdraw a fraction of a Share pursuant to any provision of the Plan.  The value of any such fraction will be paid in cash.

9.9.	Liens – Participants may not create liens on Shares held in the Asset Fund.

10.	STATEMENTS OF ACCOUNT

10.1.
Quarterly Statements – The Administrator will provide, on a quarterly basis, a statement of account to each Participant setting out the activity relating to the Participant’s account for those periods ending at the end of March, June, September and December of each Plan Year.  Notwithstanding the above, the Administrator will provide only one statement of account for the initial Plan Year.

10.2.
Up-to-Date Statements – Should a Participant request an up-to-date statement of account, such statement may be made available at such other time as may be agreed upon between the Company and the Administrator.

11.	THE ADMINISTRATOR

11.1.
Change of Administrator – The Company as agent for each Participant may at any time or times after providing ninety (90) days’ written notice remove the Administrator and appoint a successor or successors to fill any vacancy arising for any reason whatever.

11.2.
Delegation by Administrator – The Administrator may delegate to the Company or to any corporation authorized to carry on the business of a trust company in Canada the duty to maintain records and to furnish statements in connection with all aspects of the Plan, provided that in the event of such delegation the Administrator shall remain responsible for the proper execution of such duty.

11.3.
Indemnification – The Administrator shall be indemnified and held harmless by the Company against and from any and all loss, cost, liability or expense resulting from any claim, action, suit or proceeding to which it may be a party or in which it may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by it in settlement thereof (with the Company’s written approval) or paid by it in satisfaction of a judgment in any such action, suit or proceeding, except a judgment in favor of the Company based upon a finding of the Administrator’s willful misconduct, negligence, or bad faith; subject, however, to the condition that, upon the assertion or institution of any such claim, action, suit or proceeding against it, the Administrator shall in writing give the Company a reasonable opportunity, at the latter’s expense, to handle and defend the same within a time frame to be specified by the Administrator, before the Administrator undertakes to handle and defend such claim, action, suit or proceeding on its own behalf.  The Company and the Participants shall be indemnified and held harmless by the Administrator against and from any and all loss, cost, liability or expense resulting from the willful misconduct, negligence or bad faith of the Administrator or of any person (other than the Company) to which the Administrator has delegated any of its duties hereunder.

11.4.
Certificates, Reports, Opinions – The Administrator shall be entitled to rely on all certificates, reports, opinions and other documents furnished by any broker, accountant, auditor or counsel to the Company or Affiliates and shall be fully protected and indemnified by the Company or Affiliates in respect of any acts done in good faith and in reliance on such certificates, reports, opinions or documents.

11.5.
Resignation of Administrator – The Administrator may resign and be discharged from all further duties and liabilities hereunder upon ninety (90) days’ written notice to the Company and each Participant or such shorter notice as may be agreed upon.

11.6.
Material Relationships – Computershare Trust Company of Canada is the administrator and custodian of the Company’s Management Long Term Incentive Plan.  In addition, Computershare Trust Company of Canada is also the transfer agent and registrar for the Shares.

12.	PARTICIPANT’S RIGHTS NOT TRANSFERABLE

Except as provided herein, the rights of a Participant pursuant to the provisions of the Plan are non-assignable and non-transferable, in whole or in part.  No attempted assignment or transfer thereof, otherwise than in accordance with the provisions hereof, shall be effective.

13.	INTERPRETATION, REGULATIONS, AMENDMENT AND TERMINATION

13.1.
Regulation and Delegation – The Company may make, amend and repeal at any time and from time to time such regulations not inconsistent herewith, as it may deem necessary or advisable generally for the proper administration and operation of the Plan.  In particular, the Company may delegate to any person, group of persons or corporation such administrative duties and powers as it sees fit, and the Committee may take such actions as are necessary not to penalize a Participant moving to or from the United States at the Company’s request.

13.2.
Interpretation – The Company shall have the power to interpret the provisions of the Plan from time to time.  All decisions and interpretations of the Company respecting the Plan and all rules and regulations made from time to time pursuant hereto shall be binding and conclusive on the Company and all Participants and their respective legal representatives and on all Employees eligible under the Plan to participate herein.

13.3.
Amendment – The Company may amend at any time the provisions of the Plan at its sole and complete discretion, except that no such amendment shall operate so as to deprive a Participant of any rights acquired prior to the date thereof or to relieve the Affiliates of the obligation to make such Employer Contributions as they would have been obliged to make on every payroll period in respect of that Participant.

13.4.
Termination – The Company hopes and expects to maintain the Plan indefinitely.   However, it reserves the right to terminate the Plan at any time, in which event the Participants’ rights will be governed by paragraphs 8.2 as if the Participants’ Retirements had all occurred on the date of the termination of the Plan.

14.	COSTS

Except as otherwise provided for in this section 14, the Company shall pay all costs of administering the Plan, including without limitation all the fees and expenses of the Administrator.  All brokerage fees relating to the acquisition of Shares shall be borne by the Company.  All brokerage and other fees relating to the sale or withdrawal of Shares shall be paid by the relevant Participants.

15.	APPLICABLE LAW

The laws of the State of Michigan applicable therein shall apply to this Plan, any amendments thereto, and the administration thereof, and all rights and obligations thereunder shall be governed, construed and determined in accordance with such laws.

SCHEDULE A

PARTICIPATING AFFILIATES

(Amended July 1, 1999, January 1, 2000, January 1, 2003, and January 1, 2005)

Great Lakes Transportation and its subsidiaries

Grand Trunk Western Railroad Incorporated

Duluth, Winnipeg and Pacific Railway Company

Illinois Central Railroad Company

Chicago, Central & Pacific Railroad Company

IC RailMarine Terminal Company

Wisconsin Central Transportation Corporation and its subsidiaries